(Commission File No.: 001-38481)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HTLF

(Commission File No.: 001-15393)

The following are select portions of a transcript of an investor call held by UMB Financial Corporation on July 31, 2024.

UMB Financial Corp.

2Q’24 Earnings Conference Call

July 31, 2024

Mariner Kemper

Finally, we remain excited about the pending acquisition of Heartland Financial and have shared a few updates in the deck. While it’s early in the process, we’ve outlined milestones and progress in integration planning.

Our focus is to ensure a seamless transition without disrupting business-as-usual activities. The establishment of an integration team allows our customer-facing associates to remain focused on serving customers and generating growth.

Again, we believe this transaction will accelerate UMB’s growth strategy, further diversifying and de-risking our business model. The addition of this high-quality franchise is a great fit from a strategic, financial and cultural perspective, and we look forward to capitalizing on the many opportunities we see as a combined company in 2025 and beyond.

***

Jared Shaw

On the pending acquisition, any potential restructuring or changes we should expect heading into closing? I’m around level of brokered deposits given your good loan-to-deposit ratio, any securities restructurings that you anticipate either UMBF or Heartland doing.

Mariner Kemper

I’ll let Ram take that. I mean obviously, we can’t give you much in the way of guidance there. But Ram, can you give some color?

Ram Shankar

I’ll point to what we did in the most recent quarter on brokered CDs and FHLB advances. On one of our pages in our investor deck, we have the rolling maturities of remaining FHLB, brokered and the BTFP program.

Other than carefully evaluating them when they come up for renewal, our intermediate bias based on our loan-to-deposit ratio and our liquidity levels has probably to let them runoff. We don’t expect any asset-side restructuring on the investment portfolio on our books. No specific guidance on what Heartland might do. But for us, other than paying down, this excess liquidity that we have, there’s nothing that we’re contemplating.

***

Chris McGratty

Good morning. Ram, back to the margin for a second, you guys are 2.5, Heartland’s margin looks roughly as of last quarter about 100 basis points higher. With the bond restructuring from them and the accretion, I mean, you should be — I’m trying to get a sense of pro forma margins. Any comment there would be helpful given you’ve talked about relative neutrality on the NIM.

Ram Shankar

Yes, that’s a tough question for me to answer just sitting here. I mean as you know, right, it really depends on what the portfolio marks on acquisition date whenever that happens, right? There’s going to be a lot of noise related to how that accretes into income. I mean you can do a simple math based on taking their whatever 3.73%margin and our 2.52% margin on our earning assets and get to a number, but there’s going to be a lot more noise because of purchase accounting adjustments.

Obviously, they’re still running their book and really depends on what happens to deposit betas and how we manage it after close. I feel like it’s too early to give you a pro forma look at margin other than the comments that I said that relatively we should be neutral from an interest rate position on a pro forma basis.

Mariner Kemper

I mean longer term, it’s one of the reasons we’re doing the transaction, right? They do have a better margin tied to having a smaller business book of loans which carries a higher yield. They have a more granular deposit base. I mean it’s the combination of the way they run their business longer-term taking the accounting noise of the marks and all that is part of the reason we’re doing the transaction. Long term, we expect that.

Chris McGratty

Okay. And in terms of just broader efficiency meaning the objective and you’ve accomplished it over the years is operating leverage. If I think about the bank. you’ve been running low-60s. It would feel given that momentum mid-50s would somewhat you get everything accreted and integrated that would be reasonable. But is there anything we’re missing in terms of investments now that you’re through in last quarter you talked about the investments you’re making to go through 50%, but any other guidance as we look out over the next couple of years?

Mariner Kemper

***

But in general, I would say, I think our opportunity is on the revenue front and we’re good at that. And I think the exciting thing about the Heartland transaction is we’ll be able to take their great small business platform and layer our institutional and our C&I on top of their branch network and their footprint. And as you’re aware and the way we modeled all that, there are no requisite synergies in what we produce publicly. that’s all upside and gravy and yet to be seen. we’re very excited about that. And again I’d just re-echo that if you’re thinking about operating leverage, our opportunity is more on the revenue side than its expense.

***

Timur Braziler

Okay, great. And then maybe a follow-up on the Heartland deal. I’m just wondering the fact that you’re essentially acquiring 10 smaller institutions versus one larger one. Is that an opportunity, as those are consolidated together and brought under one general operating model? Or is that a near-term risk, as that consolidation maybe offset some of the planned benefits at least in the near-term of the deal closing?

Mariner Kemper

That’s a great question and it’s really one of the exciting things about executing this transaction really one of the things that excited us is that they started a journey two years ago basically to set themselves up to look like us over the next five and 10 years, and this acquisition just accelerates all that work. , they’ve done — I said I think early on in one of our calls, they planted the seeds and tilled the soil and we get to harvest. , they’ve done all the hard work.

They’ve consolidated the systems and we get to come in and sort of layer in all things that we do. And I guess, I would say not a lot of risk to that really more opportunity to leverage the work that they’ve already done. we’re pretty excited about it. We get to just come in and like I said, leverage the work they’ve done. don’t see any risk there really all opportunity.

***

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm) and its subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and its other filings with the SEC, in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and its other filings with the SEC, and the risks described in HTLF’s definitive joint proxy statement/prospectus related to the Transaction, which was filed with the SEC on July 5, 2024 (and which is available at http://www.sec.gov/Archives/edgar/data/d771152ddefm14a.htm/000119312524175616/0001193125-24-175616-index.html).

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB filed with the SEC a registration statement on Form S-4 on June 13, 2024, as amended on July 2, 2024 (and which is available at http://www.sec.gov/Archives/edgar/data/d771152ds4a.htm/000119312524174327/0001193125-24-174327-index.html) to register the shares of UMB capital stock to be issued in connection with the Transaction. The registration statement includes a joint proxy statement of UMB and HTLF and also includes a prospectus of UMB. The registration statement was declared effective by the SEC on July 5, 2024. HTLF filed a definitive joint proxy statement/prospectus on July 5, 2024 (and which is available at http://www.sec.gov/Archives/edgar/data/d771152ddefm14a.htm/000119312524175616/0001193125-24-175616-index.html), and it was first mailed to HTLF stockholders on July 5, 2024.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE AT HTTP://WWW.SEC.GOV/ARCHIVES/EDGAR/DATA/D771152DDEFM14A.HTM/000119312524175616/0001193125-24-175616-INDEX.HTML, AS WELL AS ANY OTHER RELEVANT AMENDMENTS THERETO, DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in HTLF’s definitive joint proxy statement/prospectus related to the Transaction, which was filed with the SEC on July 5, 2024 (and which is available at http://www.sec.gov/Archives/edgar/data/d771152ddefm14a.htm/000119312524175616/0001193125-24-175616-index.html). Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.